UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Assure Holdings Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

04265J204

(CUSIP Number)

Assure Holdings Corp.

4600 South Ulster Street, suite 1225

Denver, Colorado 80237

(720) 287-3093

Copy to:

Kenneth G. Sam
Jason K. Brenkert

Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400

Denver, Colorado 80202-5549

(303) 629-3445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04265J204

1	NAMES OF REPORTING PERSONS Preston T. Parsons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,325,998(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,325,998(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,998(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.85%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 1,175,469 shares of Common Stock held directly by the Reporting Person, 2,919,279 shares of Common Stock held indirectly by the Reporting Person, options exercisable for 200,000 shares of Common Stock (the “Options”), and warrants to purchase an additional 31,250 shares of Common Stock (the Warrants”), as further described under Item 4 of this Schedule 13D.

(2) The percentages used herein are calculated based upon 11,836,288 outstanding shares of the Issuer as of September 3, 2021, plus 231,250 common shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

(b)	Name of Issuer:

Assure Holdings Corp. (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

4600 South Ulster Street, Suite 1225
Denver, Colorado 80237

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Preston T. Parsons (“Reporting Person”)

(b)	Principal Business Address:

The principal business address of the Reporting Person is:

4600 South Ulster Street, Suite 1225
Denver, Colorado 80237

(c)	Occupation, Employment and Other Information:

The Reporting Person is the founder and a director of the Issuer in the business of health care technology.

(d)	Criminal convictions:

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration:

As the founder and the former Chief Executive Officer of the Issuer, the Reporting Person acquired his shares of Common Stock, Options and Warrants in the ordinary course of business prior to the date the Issuer became a reporting issuer. All of the shares of Common Stock have been fully paid, to the extent applicable, using personal funds or were granted to the Reporting Person as compensation. .

Item 4.	Purpose of Transaction

On September 7, 2021, the Issuer effected a 5:1 share consolidation by filing a Certificate of Change Pursuant to NRS 78.209 with the Secretary of State of the State of Nevada. On September 29, 2021, the Issuer’s Common Stock, par value $0.001, was approved for listing on the NASDAQ Stock Exchange

Item 5.	Interest in Securities of the Issuer:

(a)

The Reporting Person holds 1,175,469 shares of Common Stock directly, 2,919,279 shares of Common Stock indirectly through Triple C Holdings, LLC, a Colorado limited liability company owned and controlled by the Reporting Person, Options to acquire 200,000 shares of Common Stock at an exercise price of $0.25 per share, exercisable from May 29, 2017 through August 25, 2025, and Warrants to purchase 31,250 shares of Common Stock at a purchase price of $3.90 per share. All amounts reflect the 5:1 share consolidation effected by the Issuer on September 7, 2021.

The aggregate amount of Shares beneficially owned by the Reporting Person represents 35.85% of the outstanding Common Stock of the Issuer. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the Shares issuable upon exercise of the Options and Warrants are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by the Reporting Person, although these shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. The foregoing assumed number of shares outstanding does not include shares of Common Stock issuable upon the exercise of any other outstanding options, warrants, rights or conversion privileges.

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 4,325,998 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or direct the disposition: 4,325,998 shares

(iv)	Shared power to dispose or direct the disposition: 0 shares

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None

Item 7.	Material to Be Filed as Exhibits:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

	By:	/s/ Preston T. Parsons
Preston T. Parsons